                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO RULES 13d-1(b) AND (c)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13(d)-2(b)
                               (Amendment No. 1)1


                              Venture Seismic Ltd.
                          ----------------------------
                                (Name of Issuer)


                          Common Shares, No Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                  92327K 10 8
                          ----------------------------
                                 (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages
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                                                                     Page 2 of 5

CUSIP No. 92327K 10 8

                                      13G


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brian Kozun


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [  ]
                                                                     (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

                         5    SOLE VOTING POWER

    NUMBER OF                 798,259 (See Item 4)

     SHARES
                         6    SHARED VOTING POWER
   BENEFICIALLY
                              23,077
     OWNED BY

       EACH              7    SOLE DISPOSITIVE POWER

    REPORTING                 798,259

      PERSON
                         8    SHARED DISPOSITIVE POWER
       WITH
                              23,077


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     821,336


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                      [X]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     20.7%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               Venture Seismic Ltd. (the "Issuer")


Item 1(b).     Address of Issuer's Principal Executive Offices:

               3110-80th Avenue, S.E.
               Calgary, Alberta, Canada
               T2C 1J3


Item 2(a).     Name of Person Filing:

               Brian Kozun


Item 2(b).     Address of Principal Business Office or if none, Residence:

               3110-80th Avenue, S.E.
               Calgary, Alberta, Canada
               T2C 1J3


Item 2(c).     Citizenship:

               Canada


Item 2(d).     Title of Class of Securities:

               Common Shares, no par value ("Shares")


Item 2(e).     CUSIP Number:

               92327K 10 8


Item 3.        Not Applicable


Item 4.        Ownership:

               (a)  As of December 31, 1997 Mr. Kozun beneficially owned 821,336
                    Shares.

               Includes (i) 757,009 Shares held by a personal holding company of which
               Mr. Kozun is the sole shareholder (ii) 41,250 Shares issuable upon exercise of outstanding options which are exercisable within 60 days and
               (iii) 23,077 Shares held in a trust of which Mr. Kozun is one of three trustees.  Mr. Kozun disclaims beneficial ownership as to the Shares held in trust, as he is not a beneficiary under such trust.  Excludes 13,750
               Shares issuable upon exercise of outstanding options which are not exercisable within 60 days.

               (b)  Percent of Class:  20.7%

               (c)  (i)        Number of shares as to which such person has sole power
                               to vote or direct the vote:  798,259

                    (ii)-(iv)  Reference is made to items 6-8 of the cover page.


Item 5.        Ownership of Five Percent or Less of a Class

               Not Applicable


Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable


Item 7.        Identification and Classification of Subsidiary Which Acquired the
               Securities

               Not Applicable


Item 8.        Identification and Classification of Members of the Group

               Not Applicable


Item 9.        Notice of Dissolution of Group

               Not Applicable

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                                                                     Page 5 of 5

Item 10.       Certification

               Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      February 10, 1998
-----------------------------


       /s/ Brian Kozun
-----------------------------
          Signature


    Brian Kozun, President
------------------------------
          Name/Title